Exhibit 7.1

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

Tel: 210 228 9696
Fax: 210 242 7252
www.ey.com

June 6, 2011

Mr. Tad M. Ballantyne
Chairman of the Audit Committee
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712

Dear Mr. Ballantyne:

This letter is to confirm the following matters discussed with you on June 3, 2011:

- In a June 1, 2011 memo from Brian Pardo, CEO of the Life Partners Holdings, Inc. (the Company), to certain licensees of the Company, Mr. Pardo threatened to "take action" against Ernst & Young LLP (EY) unless EY were to promptly sign off on the Company's 2011 financial statements "as is." As a result of that development, we are no longer independent of the Company, and as a result of other recent developments, we are no longer able to rely on management's representations, and we are unwilling to be associated with the financial statements prepared by management.

- Based on information obtained from the Company in connection with the 2011 audit, and upon a re-examination of the Company's revenue recognition policy, we have determined that the Company should revise its revenue recognition policy. The Company should be recording revenue at the time of the final closing of escrowed funds with the seller, unless a rescission occurs, rather than at an earlier date reflecting the purchaser's obligation to make an investment. We have also determined that some portion of the brokerage fees received on closing of the escrowed funds should be allocated and deferred based on the Company's practice of making premium advances. Although we have not had sufficient time to determine the exact effects of these matters, we believe they are material to prior annual and interim periods and a restatement of previously reported financial statements is required.

- Further, we believe that the matters described in the foregoing two paragraphs constitute a disagreement for purposes of Item 304 of Regulation S-K.

- As a result of the aforementioned accounting related to revenue recognition, a material weakness exists relating to the recording of revenue in the proper period. This deficiency will result in certain adjustments to revenues, deferred revenue, and related income tax accounts. Until this deficiency is remediated, there is a more than remote likelihood that a

Ernst & Young

material misstatement to the annual or interim consolidated financial statements could occur and not be prevented or detected by the Company's controls in a timely manner.

- Our reports dated May 12, 2010, with respect to the fiscal year 2010 consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company as of February 28, 2010 may no longer be relied upon.

- We have resigned as Life Partners Holdings, Inc.'s independent registered public accounting firm effective June 3, 2011 and, as of that date, the client/auditor relationship between Life Partners Holding, Inc. and Ernst & Young LLP has ceased.

Very truly yours,

Ernst & Young LLP

cc: David M. Martin, Principal Financial and Accounting Officer (via email and Federal Express)